UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Netfin Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G6455A 107

(CUSIP Number)

Marat Rosenberg

MVR Netfin LLC

1717 McKinney Avenue, #700

Dallas, Texas 75202

(972) 979-5995

Copy to:

Joel L. Rubinstein

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS MVR Netfin LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,941,000(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,941,000(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,941,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 6,260,000 Class B ordinary shares that are convertible for Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-232612); and (ii) 681,000 Class A ordinary shares underlying private placement units purchased by MVR Netfin LLC pursuant to the Private Placement Units Purchase Agreement, dated as of July 30, 2019, by and between the Issuer and MVR Netfin LLC.

(2)	Excludes 681,000 Class A ordinary shares which may be purchased by exercising warrants underlying private placement units that are not presently exercisable.

(3)	Based on 25,981,000 Class A ordinary shares and 6,325,000 Class B ordinary shares outstanding.

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Rick Maurer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,941,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,941,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,941,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 6,260,000 Class B ordinary shares that are convertible for Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-232612); and (ii) 681,000 Class A ordinary shares underlying private placement units purchased by MVR Netfin LLC pursuant to the Private Placement Units Purchase Agreement, dated as of July 30, 2019, by and between the Issuer and MVR Netfin LLC.

(2)	Excludes 681,000 Class A ordinary shares which may be purchased by exercising warrants underlying private placement units that are not presently exercisable.

(3)	The securities are held directly by MVR Netfin LLC. Rick Maurer and Marat Rosenberg are the managers of MVR Netfin LLC and share voting and investment discretion with respect to the securities held by MVR Netfin LLC.

(4)	Based on 25,981,000 Class A ordinary shares and 6,325,000 Class B ordinary shares outstanding.

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Marat Rosenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,941,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,941,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,941,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 6,260,000 Class B ordinary shares that are convertible for Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-232612); and (ii) 681,000 Class A ordinary shares underlying private placement units purchased by MVR Netfin LLC pursuant to the Private Placement Units Purchase Agreement, dated as of July 30, 2019, by and between the Issuer and MVR Netfin LLC.

(2)	Excludes 681,000 Class A ordinary shares which may be purchased by exercising warrants underlying private placement units that are not presently exercisable.

(3)	The securities are held directly by MVR Netfin LLC. Rick Maurer and Marat Rosenberg are the managers of MVR Netfin LLC and share voting and investment discretion with respect to the securities held by MVR Netfin LLC.

(4)	Based on 25,981,000 Class A ordinary shares and 6,325,000 Class B ordinary shares outstanding.

END OF COVER PAGES

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Netfin Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 445 Park Avenue, 9th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by (i) MVR Netfin LLC (the “Sponsor”), (ii) Rick Maurer and (iii) Marat Rosenberg (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 1717 McKinney Avenue, #700, Dallas, Texas 75202.

(c) The Sponsor is a Nevada limited liability company controlled by Messrs. Maurer and Rosenberg, formed solely for the purpose of investing in securities of the Issuer. Mr. Maurer is the Chief Executive Officer and a Director of the Issuer. Mr. Rosenberg is the President and a Director of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Nevada limited liability company. Messrs. Maurer and Rosenberg are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor.

ITEM 4. PURPOSE OF THE TRANSACTION

Securities Subscription Agreement

On April 30, 2019, the Issuer issued to the Sponsor an aggregate of 6,325,000 Class B ordinary shares (“founder shares”) in exchange for a capital contribution of $25,000 pursuant to a securities subscription agreement, dated as of April 30, 2019 (the “Securities Subscription Agreement”). The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement, which is attached hereto as Exhibit 1.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (excluding the private placement shares underlying the private placement units (as defined below) and after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to the Sponsor or the Issuer’s officers or directors upon conversion of working capital loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Private Placement Units Purchase Agreement

On July 30, 2019, the Sponsor purchased from the Issuer 615,000 units (the “private placement units”) pursuant to the terms of a private placement units purchase agreement, dated as of July 30, 2019 (the “Private Placement Units Purchase Agreement”). On August 2, 2019, the Sponsor purchased from the Issuer an additional 66,000 private placement units pursuant to the terms of the Private Placement Units Purchase Agreement in connection with the exercise by the underwriters of the Issuer’s initial public offering of their over-allotment option in full, resulting in the Sponsor owning an aggregate of 681,000 private placement units. Each private placement unit is comprised of one Class A ordinary share (the “private placement shares”) and one warrant (the “private placement warrants”), each private placement warrant entitling the holder thereof to purchase one Class A ordinary share at $11.50 per share. Other than the lock-up provisions contained in the Letter Agreement, the private placement units have terms and provisions that are identical to those of the units sold in the Issuer’s initial public offering.

The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Private Placement Units Purchase Agreement which is attached hereto as Exhibit 2.

Letter Agreement

On July 30, 2019, the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive its redemption rights with respect to its founder shares, private placement shares and Class A ordinary shares in connection with the completion of the Issuer’s initial business combination, (ii) waive its redemption rights with respect to its founder shares, private placement shares and Class A ordinary shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association to modify the substance or timing of the Issuer’s obligation to provide for the redemption of the Issuer’s Class A ordinary shares in connection with an initial business combination or to redeem 100% of the Class A ordinary shares if the Issuer has not consummated an initial business combination within 18 months from the closing of its initial public offering and (iii) waive its rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if the Issuer fails to complete its initial business combination within 18 months from the closing of its initial public offering (although it will be entitled to liquidating distributions from the trust account with respect to any other Class A ordinary shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its shareholders for a vote, the Sponsor has agreed to vote its founder shares and private placement shares in favor of the initial business combination, and the Sponsor has also agreed to vote any other Class A ordinary shares in favor of the initial business combination.

The founder shares, private placement units, private placement shares, private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of (A) six months after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer complete a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property, and (ii) in the case of the private placement units, the private placement shares, the private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliate or family member of any of the Issuer’s officers or directors, any affiliate of the Sponsor or to any member of the Sponsor or any of their affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) by virtue of the laws of the State of Nevada or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (g) in the event of the Issuer’s liquidation prior to the consummation of an initial business combination; or (h) in the event that, subsequent to the consummation of an initial business combination, the Issuer completes a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate may, but is not obligated to, loan to the Issuer funds as may be required on a non-interest basis. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On July 30, 2019, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor registration rights with respect to the founder shares, private placement units, private placement shares, private placement warrants, Class A ordinary shares underlying the private placement warrants, and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Securities Subscription Agreement, dated April 30, 2019, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer on July 11, 2019 (File No. 333-232612)).
2	Private Placement Units Purchase Agreement, dated July 30, 2019, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on August 2, 2019 (File No. 001-39008)).
3	Letter Agreement, dated July 30, 2019, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 2, 2019 (File No. 001-39008)).
4	Registration Rights Agreement, dated July 30, 2019, among the Issuer, the Sponsor and the holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 2, 2019 (File No. 001-39008)).
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019

MVR NETFIN LLC

/s/ Marat Rosenberg
Name: Marat Rosenberg
Title: Manager

/s/ Rick Maurer
Rick Maurer

/s/ Marat Rosenberg
Marat Rosenberg